

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 29, 2009

Patrick J. Hansen
Chief Financial Officer
Strattec Security Corporation
3333 West Good Hope Road
Milwaukee, WI 53209

      Re: Strattec Security Corporation
              Form 10-K: For the fiscal year ended June 29, 2008
              Form 10-Q: For the quarterly period ended December 28, 2008
              Commission file number: 0-25150

Dear Mr. Hansen:

      We have completed our review of your Form 10-K and related filing and have no further comments at this time.

              Sincerely,

              Lyn Shenk
              Branch Chief